APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

OAK'D ADDISON LLC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
Bank	125,000.00
Total Checking/Savings	125,000.00
Total Current Assets	125,000.00
Fixed Assets	
Fixed Assets	250,000.00
Total Fixed Assets	250,000.00
TOTAL ASSETS	**375,000.00**
LIABILITIES & EQUITY	
Equity	
Capital	375,000.00
Total Equity	375,000.00
TOTAL LIABILITIES & EQUITY	**375,000.00**

I, Clint C Norton, certify that:

1. The financial statements of Oak'd Addison LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Oak'd Addison LLC has not been included in this Form as Oak'd Addison LLC was formed on 10/30/2020 and has not filed a tax return to date.

Signature   *Clint C Norton*

Name: Clint C Norton

Title: Managing Member